UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Dated January 31, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction	None
of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☐       Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].
Yes☐       No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:
•	Press Release dated January 31, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: January 31, 2007	By:	“/s/ Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge reports another strong year and provides favourable outlook
Highlights
All financial information is unaudited.
•	2006 reported earnings increased 11% to $615.4 million for the full year

•	Adjusted operating earnings increased 10% for the full year

•	Adjusted operating earnings increased for the fourth quarter to $172.4 million

•	Industry support obtained for Southern Lights Project, Alberta Clipper Project and Line 4 Extension
CALGARY, Alberta, January 31, 2007 — “Enbridge Inc. had an excellent year in 2006 as adjusted operating earnings per common share increased 9.4% to $1.74”, said Patrick D. Daniel, President & Chief Executive Officer. “This result is at the upper end of our previously stated earnings guidance range and reflects solid operating performance in all of our core businesses.” Mr. Daniel continued, “Based on our outlook for 2007, it is our expectation that performance will continue to be strong and adjusted operating earnings for 2007 will be in the range of $1.75 to $1.85 per common share.”
“We continue to capitalize on our competitive advantage. Our existing pipeline networks and rights of way provide considerable flexibility and opportunities for cost-effective crude oil pipeline expansion and extension projects that respond to customer needs. We continue to diversify the Company’s business through the development of natural gas pipeline projects, both offshore and onshore, as well as investments in new technologies and wind power.” Mr. Daniel added, “The result is a solid, visible growth outlook for the Company.
Two of our newer projects will reinforce our scale advantage. The Line 4 Extension expands the capacity of the crude oil mainline between Edmonton and Hardisty, Alberta, and the Alberta Clipper Project involves the construction of an additional pipeline between Hardisty and Superior, Wisconsin. We are pleased that our shippers have recently affirmed their support for both of these projects.”
Financial Performance
Earnings applicable to common shareholders were $615.4 million for the year ended December 31, 2006, or $1.81 per share, compared with $556.0 million, or $1.65 per share, in 2005. The $59.4 million increase in earnings was primarily the result of higher earnings from the Enbridge crude oil mainline system, strong results from Enbridge Energy Partners, LP (EEP) and from the Aux Sable natural gas fractionation facility. The 2006 results also included $48.9 million from the revaluation of future income tax balances due to tax rate reductions enacted in 2006. These positive factors were partially offset by a lower earnings contribution from Enbridge Gas Distribution (EGD), as the weather in the Ontario market was significantly warmer than normal during 2006.
Fourth quarter earnings for 2006 were $171.1 million, or $0.50 per share, compared with $174.0 million, or $0.52 per share, in 2005. The fourth quarter of 2006 reflected higher earnings from the mainline system and Aux Sable, offset by lower earnings from EGD due primarily to warmer than normal weather and higher costs in the fourth quarter of 2006.
Project Development Update
The Company has made significant progress during 2006 in advancing strategic growth projects designed to provide crude oil shippers with low cost access to diverse markets.
The Spearhead Pipeline commenced operations in early March 2006, delivering Canadian crude from Chicago, Illinois to Cushing, Oklahoma. Throughput has increased steadily, surpassing the Company’s expectations. In the fourth quarter of 2006, nominations have exceeded the 125,000 barrel per day (bpd) capacity. The Company is considering expanding the capacity of Spearhead during 2007 to meet this demand.
Construction has started on the Southern Access Expansion, which will ultimately add 400,000 bpd of additional capacity to the crude oil mainline from Edmonton, Alberta to Chicago at a cost to Enbridge of approximately $0.2 billion. The additional capacity on the Canadian portion is scheduled to come into service in phases, which started in 2006 and will conclude in 2009. The U.S. portion of the expansion is estimated to cost approximately US$1.3 billion and is being undertaken by EEP, the Company’s 16.6% owned affiliate, which owns the U.S. portion of the mainline.
In January 2007, the Company obtained industry support for the 450,000 bpd Alberta Clipper Project. This project would involve the addition of a new line to the Enbridge mainline system between Hardisty, Alberta and Superior, Wisconsin at a cost of approximately $1.5 billion (2006 dollars) to Enbridge and US$0.8 billion (2006 dollars) to EEP. Enbridge expects to finalize commercial terms in the first quarter of 2007 and, subject to receipt of required regulatory approvals, is targeting to have the Alberta Clipper Project in service between late 2009 and mid 2010.
The Company has also obtained industry support for the $0.3 billion Line 4 Extension Project. This project will extend Line 4 from its current initiation point at Hardisty, Alberta back upstream to the Company’s terminal at Edmonton. Subject to receipt of required regulatory approvals, the Line 4 extension project is targeted to be in service in late 2008.
Current shipper preferences and the demand to accelerate the development of capacity to traditional U.S. markets will likely result in the Alberta Clipper Project preceding the Gateway Project. The Gateway Project includes both a petroleum export line and a condensate import line between Edmonton and Kitimat, British Columbia. The revised in service date for the Gateway Project is expected to be 2012 to 2014.
The Company is also developing a US$0.4 billion project to extend the mainline from Flanagan, Illinois to Patoka, Illinois. The Southern Access Extension is supported by industry. An initial Offer of Settlement proposing a rolled in tolling structure for the extension was not approved by the Federal Energy Regulatory Commission (FERC), however shipper support for the project continues to be strong and the Company is working with industry to prepare an alternative tolling structure. The Company expects to file a second application with the FERC in the first quarter of 2007 to allow the project to continue on schedule with an estimated in service date in 2009.
In 2006, the Company announced its intention to build the US$1.3 billion Southern Lights Pipeline, which would transport diluent from Chicago back to Edmonton where it is needed for blending with bitumen production from the oil sands. Enbridge successfully closed a binding open season in July 2006 and in the fourth quarter of 2006, received industry support for the project. The Company expects to file remaining regulatory applications in the first quarter of 2007. Subject to receipt of required regulatory approvals, Southern Lights is expected to be in service by mid 2010.

The Company advanced a number of upstream development projects during 2006. An application for regulatory approval was filed for the $0.5 billion Waupisoo Pipeline project, which would transport crude oil from the Cheecham Terminal on the Athabasca Pipeline to Edmonton and is expected to be in service in mid-2008. The Stonefell Terminal Project, near Fort Saskatchewan, Alberta, has received regulatory approval and is proceeding, with a target in-service of mid 2008. Construction on the Surmont Project, which includes pipeline and tank facilities required by the Surmont Oil Sands Project at the Cheecham Terminal, was completed and first throughput is expected in 2007. The Long Lake Project is under construction at the Cheecham Terminal and completion of these pipelines and tanks is expected in early 2007, to coincide with first production from the Long Lake Oil Sands Project.
Enbridge and EEP are developing a number of opportunities to build crude oil contract terminals in both Canada and the U.S. Enbridge is advancing plans to build a new terminal at Hardisty and has executed contracts for over 80% of the expected 7.5 million barrel capacity. Enbridge has also agreed to provide terminaling services to BA Energy Inc. for their bitumen upgrader, currently under construction at Fort Saskatchewan, Alberta. EEP is progressing on the construction of various terminal projects at Cushing, Oklahoma, Superior, Wisconsin and Griffith, Indiana.
Enbridge is also advancing a number of natural gas pipelines projects. The expansion of Vector Pipeline has been approved by the FERC and is expected to be completed in the fourth quarter of 2007. The Neptune Pipeline project will connect the deepwater Neptune oil and gas field through natural gas and crude oil laterals currently under construction by the Company in the Gulf of Mexico. Enbridge also plans to construct a natural gas lateral to connect the deepwater Shenzi field to existing Gulf of Mexico pipelines. The Neptune laterals are expected to be in service in 2007 and the Shenzi lateral is expected to begin transporting natural gas in 2009.
Share Issuance and Dividend Declaration
On January 16, 2007, Enbridge entered into an agreement with a group of underwriters to issue 13.5 million common shares at a price of $38.75 per share. In conjunction with the offering, through a private placement, Enbridge will sell an additional 1.5 million common shares to Noverco, which will maintain Noverco’s approximately 9.5% interest in Enbridge. Both offerings are expected to close on or about February 2, 2007.
On January 16, 2007, the Board of Directors declared quarterly dividends of $0.3075 per common share, reflecting a 7% dividend increase. On January 30, 2007, the Board of Directors declared quarterly dividends of $0.34375 per Series A Preferred Share. Both dividends are payable on March 1, 2007 to shareholders of record on February 15, 2007.
New Board Member
The Board of Directors announced the appointment of J. Herb England as a director of the Company, effective January 1, 2007. Mr. England has been appointed to fill the vacancy on the Board created by the resignation of William Fatt in July 2006. Mr. England has extensive operating experience in both public and private companies, and has served as a Chairman, Chief Executive Officer and Chief Financial Officer in several industry sectors. He will be nominated for shareholder election at the May 2007 shareholders’ meeting.

Consolidated Earnings

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2006	2005	2006	2005

Liquids Pipelines	71.2	60.9	274.2	229.1
Gas Pipelines	14.2	12.9	61.2	59.8
Sponsored Investments	21.5	20.5	86.8	64.8
Gas Distribution and Services	69.6	68.9	178.2	178.8
International	19.0	27.8	83.2	87.4
Corporate	(24.4)	(17.0)	(68.2)	(63.9)

	171.1	174.0	615.4	556.0

•	Liquids Pipelines earnings increased primarily due to improved results from the Enbridge crude oil mainline system reflecting higher earnings from the Incentive Tolling Settlement (ITS), Terrace expansion and lower oil loss costs.
•	Gas Pipelines earnings improved due to increased results from Enbridge Offshore Pipelines which was affected by two severe hurricanes in 2005.
•	Sponsored Investments earnings increased due to strong results from EEP, which experienced significantly higher crude oil throughput, strong margins and increased volumes in the natural gas gathering and processing businesses.
•	Gas Distribution and Services results reflected a significant contribution from Aux Sable through its upside sharing agreement, offset by the impact of warmer than normal weather and a lower allowed return on equity at EGD.
•	International earnings continue to be strong but were lower in 2006 due to a one time gain in CLH in 2005.
•	Corporate costs were higher in 2006 and reflected higher interest expense, increased business development activity and the impact of a strong labour market.
Adjusted Operating Earnings

	Three months ended		Year ended
(millions of Canadian dollars, except per share amounts)	December 31,		December 31,
	2006	2005	2006	2005

GAAP earnings as reported	171.1	174.0	615.4	556.0
Significant after-tax non-operating factors and variances:
Sponsored Investments
EEP non-cash derivative fair value losses/(gains)	(1.4)	(0.9)	(6.5)	5.0
Dilution gains on EEP unit issuance	—	(4.3)	—	(8.9)
Revalue future income taxes due to tax rate changes	—	—	(6.0)	—
Gas Distribution and Services
Warmer than normal weather affecting EGD	6.7	1.5	36.9	—
Dilution gains in Noverco (Gaz Metro unit issuance)	(4.0)	—	(4.0)	(7.3)
Revalue future income taxes due to tax rate changes	—	—	(28.9)	—
International
Gain on land sale in CLH	—	(7.6)	—	(7.6)
Corporate
Revalue future income taxes due to tax rate changes		—	(14.0)	—

Adjusted Operating Earnings	172.4	162.7	592.9	537.2

Adjusted Operating Earnings per Common Share	$0.50	$0.48	$1.74	$1.59

The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in CLH. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the generally accepted accounting principles (GAAP) earnings volatility caused by exchange rate differences. During the year ended December 31, 2006, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $17.1 million (2005 — $13.0 million) of incremental cash flows, which were not included in reported earnings.
Non-GAAP Measures
This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value and performance trends. Adjusted operating earnings represent earnings applicable to common shareholders adjusted for significant non-operating factors. This measure does not have a standardized meaning prescribed by Canadian GAAP and is not considered a GAAP measure. Therefore, this measure may not be comparable with a similar measure presented by other issuers.
Liquids Pipelines

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2006	2005	2006	2005

Enbridge System	52.4	46.3	202.3	170.1
Athabasca System	12.7	11.8	52.8	48.6
Spearhead Pipeline	3.2	(0.3)	6.3	(1.1)
Olympic Pipeline	1.7	—	6.5	—
Feeder Pipelines and Other	1.2	3.1	6.3	11.5

	71.2	60.9	274.2	229.1

•	The Enbridge System reflected higher earnings from a number of factors including lower oil loss costs, favourable ITS performance and, within Terrace, lower taxes, higher toll revenues and the impact of higher volumes generating surcharge revenue. In the fourth quarter of 2006, earnings from service metrics under the ITS and higher toll revenues within Terrace were partially offset by higher operating costs.
•	Athabasca System earnings continued to grow as infrastructure additions contributed positively, but were partially offset by higher operating expenses.
•	Spearhead Pipeline began commercial operations in early March 2006. Volumes have remained strong and continue to surpass the Company’s expectations with fourth quarter nominations exceeding capacity.
•	Olympic Pipeline was acquired effective February 1, 2006 and has performed reliably as expected.
•	Decreased earnings in Feeder Pipelines and Other were primarily due to increased business development costs related to the Company’s organic growth projects. The NW System is now included in Feeder Pipelines and Other
Gas Pipelines

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2006	2005	2006	2005

Alliance Pipeline US	7.4	7.7	29.7	32.1
Vector Pipeline	4.1	4.3	13.4	15.9
Enbridge Offshore Pipelines	2.7	0.9	18.1	11.8

	14.2	12.9	61.2	59.8

•	Alliance Pipeline US earnings were lower in 2006 primarily due to the stronger Canadian dollar, which had less of an impact in the fourth quarter as the exchange rate was more consistent with the prior year.
•	Vector Pipeline earnings were also impacted by the stronger Canadian dollar and higher operating costs in the second and third quarters of 2006 due to scheduled integrity inspections required by the regulator within the first six years of operation.
•	Enbridge Offshore Pipelines volumes returned to 2005 pre-hurricane levels during the second quarter of 2006, resulting in increased earnings compared with 2005. The 2006 improvement was partially offset by the impact of the stronger Canadian dollar and, in the fourth quarter, by reduced throughput.
Sponsored Investments

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2006	2005	2006	2005

Enbridge Income Fund (EIF)	10.0	8.4	37.8	34.2
Enbridge Energy Partners (EEP)	11.5	7.8	43.0	21.7
Dilution gains in EEP	—	4.3	—	8.9
Revalue future income taxes due to tax rate changes	—	—	6.0	—

	21.5	20.5	86.8	64.8

•	EIF’s contribution was comparable with the prior year and reflected modest earnings growth at EIF. The increase in earnings reflected lower tax on distributions received from EIF.
•	EEP’s 2006 results improved significantly, despite the stronger Canadian dollar, and reflected considerably higher liquids throughput on the Lakehead System, higher margins and increased volumes in the natural gas gathering and processing businesses in addition to a higher Enbridge ownership interest. The 2006 results also included $6.5 million (net to Enbridge) of unrealized mark-to-market gains (2005 — $5.0 million of losses) on derivative financial instruments that do not qualify for hedge accounting treatment (gain of $1.4 million in the fourth quarter of 2006 and a loss of $0.9 million in the fourth quarter of 2005).
•	EEP issued partnership units in the first and fourth quarters of 2005 and because Enbridge did not fully participate in these offerings, dilution gains resulted. While new units were issued by EEP in the third quarter of 2006, no dilution gains resulted as Enbridge participated in the offering, increasing Enbridge’s ownership interest in EEP from 10.9% to 16.6%.
Gas Distribution and Services

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2006	2005	2006	2005

Enbridge Gas Distribution (EGD)	36.4	56.5	61.8	111.9
Noverco	11.5	6.6	22.7	28.3
CustomerWorks/ECS	2.8	4.3	18.8	23.2
Other Gas Distribution	2.4	1.8	6.5	6.7
Enbridge Gas New Brunswick	2.7	2.3	9.8	6.1
Gas Services	(0.3)	1.1	(1.5)	0.2
Aux Sable	9.7	(0.9)	25.8	5.3
Other	4.4	(2.8)	5.4	(2.9)
Revalue future income taxes due to tax rate changes	—	—	28.9	—

	69.6	68.9	178.2	178.8

•	EGD’s distribution volumes and earnings in 2006 were impacted by warmer than normal weather in Ontario which reduced earnings by $36.9 million, whereas weather in 2005 approximated normal weather and did not impact earnings. Weather in the fourth quarter of both years was also warmer than normal, reducing earnings by $6.7 million in 2006 and by $1.5 million in 2005.

•	EGD earnings were also reduced by a lower allowed rate of return on common equity, partially offset by a higher rate base. These factors had a more pronounced effect in the first and fourth quarters as those are high volume distribution periods.

•	EGD’s earnings are also affected by variances from the forecast cost of service, including operating and maintenance costs. EGD’s costs can vary from quarter to quarter due to many factors including weather, project timelines and the timing of operating and capital expenditures. This provided a negative earnings effect in the fourth quarter of 2006 in contrast with a positive effect in 2005.

•	Noverco earnings were higher in the fourth quarter compared with the prior year due to a $4.0 million dilution gain from a Gaz Metro LP unit issuance in which Noverco did not participate. In addition, the first quarter of the prior year included a $7.3 million dilution gain. Excluding dilution gains, earnings from Noverco were lower in 2006 as the prior year included a future income tax recovery stemming from the receipt of a significant cash dividend.

•	Enbridge Gas New Brunswick earnings increased as debt was settled through the issuance of equity, during the third and fourth quarters of 2005, resulting in a higher equity base throughout 2006.

•	Aux Sable entered into an output arrangement effective January 1, 2006, that substantially eliminated all negative earnings variability. Aux Sable now receives a fixed annual fee and a variable upside sharing fee above a certain margin level measured on an annual basis. Fractionation margins were very positive throughout 2006 and as a result, earnings from the upside sharing mechanism account for the majority of earnings from Aux Sable both in the fourth quarter and year to date.

•	Other earnings included an increased contribution from Tidal Energy, which resulted from the expansion of the business into the U.S. at the end of 2005 and increased earnings from its physical storage program.
International

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2006	2005	2006	2005

CLH	12.0	21.8	54.5	61.6
OCENSA/CITCol	9.2	8.4	33.9	32.8
Other	(2.2)	(2.4)	(5.2)	(7.0)

	19.0	27.8	83.2	87.4

•	Earnings from CLH for 2005 included a $7.6 million gain on the sale of land, recorded in the fourth quarter.
Corporate

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2006	2005	2006	2005

Corporate	(24.4)	(17.0)	(82.2)	(63.9)
Revalue future income taxes due to tax rate changes	—	—	14.0	—

	(24.4)	(17.0)	(68.2)	(63.9)

•	The increase in Corporate costs was due to a number of factors including higher interest expense as a portion of the Company’s floating rate debt was repaid through the issuance of long-term fixed rate debt as well as higher business development activity and the impact of a strong labour market on compensation expense.

Other Disclosures
Enbridge will hold a conference call on January 31, 2007 at 7:00 a.m. Mountain time (9:00 a.m. Eastern time) to discuss the 2006 results. The call can be accessed at 1-800-706-7748 using the access code 32237410, and will be audio webcast live at www.enbridge.com/investor. An audio replay will be available shortly thereafter at 1-888-286-8010 using the access code 56115180; in addition, the webcast replay and transcript will be available on the website, late in the day. The audited consolidated financial statements and MD&A, which contain additional notes and disclosures, will be available on the Enbridge website on February 21, 2007 and filed on SEDAR shortly thereafter.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
FORWARD LOOKING INFORMATION
In the interest of providing Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations, certain information provided in this news release constitutes forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.
Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:
Media	Investment Community
Glenn Herchak	Bob Rahn
(403) 266-7906	(403) 231-7398
E-mail: glenn.herchak@enbridge.com	E-mail: bob.rahn@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS

	Three months ended		Year ended
(unaudited; millions of Canadian dollars, except per share amounts)	December 31,		December 31,
	2006	2005	2006	2005

Earnings Applicable to Common Shareholders

Liquids Pipelines	71.2	60.9	274.2	229.1
Gas Pipelines	14.2	12.9	61.2	59.8
Sponsored Investments	21.5	20.5	86.8	64.8
Gas Distribution and Services	69.6	68.9	178.2	178.8
International	19.0	27.8	83.2	87.4
Corporate	(24.4)	(17.0)	(68.2)	(63.9)

	171.1	174.0	615.4	556.0

Cash Flow Data

Cash provided by operating activities	145.4	10.3	1,297.7	947.0
Expenditures on property, plant and equipment	522.9	368.7	1,185.3	724.1
Acquisitions and long-term investments	15.5	30.0	463.7	178.5
Common share dividends	101.1	100.4	403.1	361.1

Per Share Information

Earnings per Common Share	0.50	0.52	1.81	1.65
Diluted Earnings per Common Share	0.49	0.51	1.79	1.63
Dividends per Common Share	0.29	0.29	1.15	1.04

Shares Outstanding (millions)

Weighted Average Common Shares Outstanding			340.0	337.4
Diluted Weighted Average Common Shares Outstanding			343.3	341.2

Operating

Liquids Pipelines[1]
Deliveries (thousands of barrels per day)	2,303	2,093	2,166	2,008
Barrel miles (billions)	215	182	794	695
Average haul (miles)	1,014	947	1,004	949
Gas Pipelines – Average Daily Throughput Volume
(millions of cubic feet per day)
Alliance Pipeline US	1,583	1,568	1,592	1,597
Vector Pipeline	1,018	1,078	1,015	1,033
Enbridge Offshore Pipelines	2,048	1,551	2,153	2,102
Gas Distribution and Services[2]
Volumes (billion cubic feet)	123	129	408	438
Number of active customers (thousands)	1,852	1,805	1,852	1,805
Degree day deficiency[3]
Actual	1,165	1,274	3,355	3,750
Forecast based on normal weather	1,247	1,247	3,745	3,747

1.	Liquids Pipelines operating highlights include the statistics of the 16.6% owned Lakehead System and other wholly-owned Liquid Pipeline operations, excluding Spearhead Pipeline and Athabasca Pipeline.

2.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

3.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars, except per share amounts )	2006	2005	2006	2005

Revenues
Commodity sales	2,123.0	2,085.5	8,264.5	6,193.5
Transportation	579.4	498.8	2,095.1	1,938.1
Energy services	83.3	83.5	284.9	321.5

	2,785.7	2,667.8	10,644.5	8,453.1

Expenses
Commodity costs	1,974.6	1,938.5	7,824.6	5,728.4
Operating and administrative	324.3	275.6	1,084.2	1,057.6
Depreciation and amortization	149.8	147.8	587.4	575.3

	2,448.7	2,361.9	9,496.2	7,361.3

	337.0	305.9	1,148.3	1,091.8

Income from Equity Investments	46.3	44.2	180.3	116.8
Other Investment Income	24.4	54.6	107.8	142.4
Interest Expense	(149.8)	(136.8)	(567.1)	(539.2)

	257.9	267.4	869.3	811.8
Non-Controlling Interests	(8.1)	(11.1)	(54.7)	(27.6)

	249.8	256.8	814.6	784.2
Income Taxes	(76.9)	(81.0)	(192.3)	(221.3)

Earnings	172.9	175.8	622.3	562.9
Preferred Share Dividends	(1.8)	(1.8)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	171.1	174.0	615.4	556.0

Earnings Per Common Share	0.50	0.52	1.81	1.65

Diluted Earnings Per Common Share	0.49	0.51	1.79	1.63

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited; millions of Canadian dollars)
Year ended December 31,	2006	2005

Retained Earnings at Beginning of Year	2,098.2	1,840.9
Earnings Applicable to Common Shareholders	615.4	556.0
Common Share Dividends	(403.1)	(361.1)
Dividends Paid to Reciprocal Shareholder	12.2	11.2
Dividend Reclassification Adjustment	—	51.2

Retained Earnings at End of Year	2,322.7	2,098.2

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2006	2005	2006	2005

Cash Provided By Operating Activities
Earnings	172.8	175.8	622.3	562.9
Depreciation and amortization	149.8	147.8	587.4	575.3
Equity earnings less than/(in excess of) cash distributions	8.8	2.0	(54.2)	63.3
Gain on reduction of ownership interest	—	(13.4)	—	(29.0)
Future income taxes	31.7	67.6	(21.0)	108.1
Other	5.5	5.0	36.5	20.3
Changes in operating assets and liabilities	(223.3)	(374.5)	126.7	(353.9)

	145.4	10.3	1,297.7	947.0

Investing Activities
Acquisitions	—	(2.2)	(101.4)	(88.6)
Long-term investments	(15.5)	(27.8)	(362.3)	(89.9)
Additions to property, plant and equipment	(522.9)	(368.7)	(1,185.3)	(724.1)
Affiliate loans	—	0.8	28.0	0.7
Change in construction payable	54.5	27.8	41.0	25.4

	(483.9)	(370.1)	(1,580.0)	(876.5)

Financing Activities
Net change in short-term borrowings and short-term debt	17.8	207.5	(78.7)	(125.1)
Net change in non-recourse credit facilities	62.9	5.6	57.7	11.0
Long-term debt issues	325.0	400.0	1,125.0	1,020.1
Long-term debt repayments	—	(140.0)	(400.0)	(536.9)
Non-recourse long-term debt issues	—	—	2.8	6.8
Non-recourse long-term debt repayments	(30.8)	(30.3)	(60.5)	(85.1)
Changes in non-controlling interests	(5.9)	5.9	(31.3)	1.4
Common shares issues	14.1	6.8	63.1	53.7
Preferred share dividends	(1.8)	(1.8)	(6.9)	(6.9)
Common share dividends	(101.1)	(100.4)	(403.1)	(361.1)

	280.2	353.3	268.1	(22.1)

(Decrease)/Increase in Cash and Cash Equivalents	(58.3)	(6.5)	(14.2)	48.4
Cash and Cash Equivalents at Beginning of Period	198.0	160.4	153.9	105.5

Cash and Cash Equivalents at End of Period	139.7	153.9	139.7	153.9

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)
December 31,	2006	2005

Assets
Current Assets
Cash and cash equivalents	139.7	153.9
Accounts receivable and other	2,045.6	1,900.3
Inventory	868.9	1,021.4

	3,054.2	3,075.6
Property, Plant and Equipment, net	11,264.7	10,510.1
Long-Term Investments	2,299.4	1,842.8
Receivable from Affiliate	—	177.0
Deferred Amounts and Other Assets	924.5	850.7
Intangible Assets	241.5	252.6
Goodwill	394.9	367.2
Future Income Taxes	200.1	134.9

	18,379.3	17,210.9

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	807.9	1,074.8
Accounts payable and other	1,723.8	1,624.8
Interest payable	95.1	81.7
Current maturities and short-term debt	537.0	401.2
Current portion of non-recourse debt	60.1	68.2

	3,223.9	3,250.7
Long-Term Debt	7,054.0	6,279.1
Non-Recourse Long-Term Debt	1,622.0	1,619.9
Other Long-Term Liabilities	91.1	91.7
Future Income Taxes	1,062.5	1,009.0
Non-Controlling Interests	715.2	691.0

	13,768.7	12,941.4

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,416.1	2,343.8
Contributed surplus	18.3	10.0
Retained earnings	2,322.7	2,098.2
Foreign currency translation adjustment	(135.8)	(171.8)
Reciprocal shareholding	(135.7)	(135.7)

	4,610.6	4,269.5

	18,379.3	17,210.9

SEGMENTED INFORMATION
Three months ended December 31, 2006

				Gas
(unaudited;	Liquids	Gas	Sponsored	Distribution
millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	299.5	85.6	68.5	2,327.0	5.1	—	2,785.7
Commodity costs	—	—	—	(1,974.6)	—	—	(1,974.6)
Operating and administrative	(127.5)	(24.3)	(21.4)	(133.4)	(5.7)	(12.0)	(324.3)
Depreciation and amortization	(38.9)	(21.6)	(18.4)	(70.3)	(0.2)	(0.4)	(149.8)

	133.1	39.7	28.7	148.7	(0.8)	(12.4)	337.0
Income from equity investments	(0.3)	—	26.2	8.7	11.9	(0.2)	46.3
Other investment income	0.3	0.9	0.8	2.5	9.6	10.3	24.4
Interest and preferred share dividends	(26.8)	(18.0)	(15.3)	(54.1)	—	(37.4)	(151.6)
Non-controlling interest	(0.2)	—	(6.7)	(1.2)	—	—	(8.1)
Income taxes	(34.9)	(8.4)	(12.2)	(35.0)	(1.7)	15.3	(76.9)

Earnings applicable to common shareholders	71.2	14.2	21.5	69.6	19.0	(24.4)	171.1

Three months ended December 31, 2005

				Gas
(unaudited;	Liquids	Gas	Sponsored	Distribution
millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	232.3	85.6	63.7	2,282.8	3.4	—	2,667.8
Commodity costs	—	—	—	(1,938.5)	—	—	(1,938.5)
Operating and administrative	(83.4)	(25.5)	(16.6)	(135.8)	(5.8)	(8.5)	(275.6)
Depreciation and amortization	(34.9)	(24.3)	(18.3)	(69.0)	(0.4)	(0.9)	(147.8)

	114.0	35.8	28.8	139.5	(2.8)	(9.4)	305.9
Income from equity investments	0.2	—	20.5	3.6	19.9	—	44.2
Other investment income	(0.2)	4.3	12.1	12.8	11.6	14.0	54.6
Interest and preferred share dividends	(23.5)	(19.3)	(15.3)	(46.9)	—	(33.6)	(138.6)
Non-controlling interest	(0.5)	—	(9.1)	(1.5)	—	—	(11.1)
Income taxes	(29.1)	(7.9)	(16.5)	(38.6)	(0.9)	12.0	(81.0)

Earnings applicable to common shareholders	60.9	12.9	20.5	68.9	27.8	(17.0)	174.0

Year ended December 31, 2006

				Gas
(unaudited;	Liquids	Gas	Sponsored	Distribution
millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	1,048.1	345.9	254.7	8,981.6	14.2	—	10,644.5
Commodity costs	—	—	—	(7,824.6)	—	—	(7,824.6)
Operating and administrative	(391.2)	(96.0)	(67.7)	(485.8)	(18.2)	(25.3)	(1,084.2)
Depreciation and amortization	(153.4)	(87.5)	(71.9)	(269.1)	(0.9)	(4.6)	(587.4)

	503.5	162.4	115.1	402.1	(4.9)	(29.9)	1,148.3
Income from equity investments	(0.2)	—	111.5	17.0	52.2	(0.2)	180.3
Other investment income	3.2	9.2	2.9	17.8	45.2	29.5	107.8
Interest and preferred share dividends	(102.4)	(73.3)	(60.0)	(197.8)	—	(140.5)	(574.0)
Non-controlling interest	(1.6)	—	(48.0)	(5.1)	—	—	(54.7)
Income taxes	(128.3)	(37.1)	(34.7)	(55.8)	(9.3)	72.9	(192.3)

Earnings applicable to common shareholders	274.2	61.2	86.8	178.2	83.2	(68.2)	615.4

Year ended December 31, 2005

				Gas
(unaudited;	Liquids	Gas	Sponsored	Distribution
millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	881.0	364.3	249.0	6,947.1	11.7	—	8,453.1
Commodity costs	—	—	—	(5,728.4)	—	—	(5,728.4)
Operating and administrative	(311.4)	(95.5)	(60.1)	(549.3)	(17.5)	(23.8)	(1,057.6)
Depreciation and amortization	(145.6)	(94.3)	(71.5)	(257.3)	(1.2)	(5.4)	(575.3)

	424.0	174.5	117.4	412.1	(7.0)	(29.2)	1,091.8
Income from equity investments	0.8	—	48.6	8.9	58.5	—	116.8
Other investment income	0.4	5.9	27.3	30.6	39.7	38.5	142.4
Interest and preferred share dividends	(96.5)	(81.9)	(61.8)	(178.8)	—	(127.1)	(546.1)
Non-controlling interest	(2.1)	—	(21.2)	(3.8)	(0.5)	—	(27.6)
Income taxes	(97.5)	(38.7)	(45.5)	(90.2)	(3.3)	53.9	(221.3)

Earnings applicable to common shareholders	229.1	59.8	64.8	178.8	87.4	(63.9)	556.0